Exhibit 99.1

NEWS RELEASE

Contact: Kathy Liebmann	(734) 241-2438	kathy.liebmann@la-z-boy.com

LA-Z-BOY REPORTS FISCAL 2008 FIRST-QUARTER RESULTS
MONROE, MI. August 14, 2007—La-Z-Boy Incorporated (NYSE: LZB) today reported its operating results for the first fiscal quarter ended July 28, 2007. Net sales for the quarter were $344.4 million, down 12.6% compared with the prior-year period. The company posted a loss of $8.7 million, or $0.17 per share, which includes a restructuring charge of $0.04 per share, related to the previously announced closure and consolidation of various facilities and retail locations. In last year’s first quarter, the company posted earnings of $2.3 million, or $0.04 per share. This included $0.02 from discontinued operations, primarily resulting from a gain on the sale of a division, as well as a tax benefit from a change in Canadian tax law, which reduced the effective income tax rate for the period.
Kurt L. Darrow, La-Z-Boy’s President and Chief Executive Officer, said: “Against the backdrop of ongoing challenging business conditions pervasive throughout the furniture industry, our results reflect a significant drop in volume, which made it difficult to absorb our current fixed costs. Additionally, our first quarter is typically our slowest reporting period, due to seasonality factors, including the scheduled vacation shutdown in July at our plants, and is not indicative of our expectations for the full fiscal year.”
Upholstery
For the fiscal 2008 first quarter, sales in the company’s upholstery segment decreased 13.8% to $254.8 million compared with $295.4 million in the prior year’s first quarter. The segment’s operating margin decreased to 3.5% from 6.0% in the year-ago period. Darrow stated, “We are continuing to address our cost structure and are executing on our strategic plan to convert our La-Z-Boy branded facilities to the cellular production process. The conversion is on schedule and will be completed in our fiscal fourth quarter.”
Darrow continued, “Our incoming order rate in July improved versus the first two months of the quarter and, importantly, we believe today’s order rate is more reflective of actual demand as retailers have worked through their high inventory levels. In the meantime, however, we further aligned our capacity this quarter, by closing four facilities. While our capacity today more closely matches the industry’s overall dampened demand, we did experience manufacturing inefficiencies in the quarter as we shifted production to other plants.”

For the quarter, the La-Z-Boy Furniture Galleries® store system, which includes both company-owned and independent-licensed stores, opened three new stores, relocated and/or remodeled three and closed six, bringing the total store count to 333, of which 196 are in the New Generation format. For the second quarter 2008, the network plans to open 11 New Generation format La-Z-Boy Furniture Galleries® stores, of which five will be new stores and six will be store remodels or relocations.
System-wide, for the second calendar quarter, including company-owned and independent-licensed stores, same-store written sales, which the company tracks as an indicator of retail activity, as well as total sales, were down 7%.
Casegoods
For the first quarter, casegoods sales were $53.6 million, down 12.2% from the prior year’s first quarter. The segment’s quarterly operating margin was down slightly to 4.9% versus 5.3% in last year’s comparable period.
Darrow commented, “On a double-digit sales decline, our operating margin decreased only slightly, reflecting the higher variable cost structure in the business combined with greater efficiencies at our domestic operations. However, in an effort to control inventory, our domestic facilities took additional down days beyond the normal vacation shutdown. As we move into the Fall, we are focused on increasing revenues through new product introductions and expanding our channels of distribution.”
Retail
For the quarter, retail sales were $45.2 million, down 13.4% compared with last year’s comparable period. The retail group posted an operating loss for the quarter and its operating margin was (22.3%). The segment’s results were primarily impacted by significantly lower sales, which made it difficult to cover fixed costs, particularly the higher occupancy costs associated with the company’s new stores.
Darrow stated, “We are making ongoing changes to our retail business model. We are removing significant costs through the consolidation of our warehouses and IT systems and are opening additional stores to garner better penetration in each market. However, for our performance to improve to an acceptable range, our current base of stores needs to perform at higher volume levels.”
During the first quarter, the company’s retail segment opened one new company-owned store, and closed two. At the end of the first quarter, the company owned 69 stores, including 48 in the New Generation format, or about 70%, versus 68 company-owned stores last year at this time, of which 31, or 45%, were in the new format
Restructuring
During the quarter, a pre-tax restructuring charge of $3.7 million was recorded. The charge is primarily related to expenses associated with the closure and consolidation of manufacturing and retail facilities, including related contract termination costs for leases, severance and benefits and the write-off of certain leasehold improvements.

Balance Sheet
At the end of the fiscal 2008 first quarter, the company’s debt to capitalization ratio was 24.1%. Inventories stood at $202.8 million, down from $238.8 in the prior-year quarter and up slightly from fiscal year end 2007. Cash used for operations during the quarter was $19.4 million mainly as a result of significantly lower payables and accrued liabilities which relates to the lower sales volume. The company did not repurchase shares in the fiscal first quarter and has authorization to purchase approximately 5.4 million additional shares.
Business Outlook
Commenting on the company’s business outlook, Darrow said: “The external environment for home furnishings remains challenging, although it is important to note that we do not believe today’s revenue stream is indicative of the run rate for the next 12 to 18 months. We will continue to adjust our cost structure based on anticipated future demand while focusing on superior levels of service to our customers. As we announced last quarter, we expect sales for the fiscal 2008 year to be down 5% to 10% compared with fiscal 2007 and expect earnings per share to be in the range of $0.45 to $0.60 per share compared with $0.38 per share from continuing operations in fiscal 2007. This estimated range does not include restructuring charges, potential income from any anti-dumping monies or gains/losses on the sale of discontinued operations.”
Forward-looking Information
Any forward-looking statements contained in this news release are based on current information and assumptions and represent management’s best judgment at the present time. Actual results could differ materially from those anticipated or projected due to a number of factors. These factors include, but are not limited to: (a) changes in consumer confidence; (b) changes in demographics; (c) changes in housing sales; (d) the impact of terrorism or war; (e) continued energy price changes; (f) the impact of logistics on imports; (g) the impact of interest rate changes; (h) changes in currency exchange rates; (i) competitive factors; (j) operating factors, such as supply, labor or distribution disruptions including changes in operating conditions or costs; (k) effects of restructuring actions; (l) changes in the domestic or international regulatory environment; (m) ability to implement global sourcing organization strategies; (n) fair value changes to our intangible assets due to actual results differing from those projected; (o) the impact of adopting new accounting principles; (p) the impact from natural events such as hurricanes, earthquakes and tornadoes; (q) the impact of retail store relocation costs, the success of new stores or the timing of converting stores to the New Generation format; (r) the ability to procure fabric rolls or cut and sewn fabric sets domestically or abroad; (s) the ability to sell the discontinued operations for their recorded fair value; (t) those matters discussed in Item 1A of the company’s 10K and factors relating to acquisitions and other factors identified from time to time in our reports filed with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements, either to reflect new developments or for any other reason .
Additional Information
This news release is just one part of La-Z-Boy’s financial disclosures and should be read in conjunction with other information filed with the Securities and Exchange Commission, which is available at http://www.la-z-boy.com/about/investorRelations/sec_filings.aspx. Investors and others wishing to be notified of future La-Z-Boy news releases, SEC filings and quarterly investor conference calls may sign up at:

http://www.la-z-boy.com/about/investorRelations/IR_email_alerts.aspx.
Background Information
La-Z-Boy Incorporated is one of the world’s leading residential furniture producers, marketing furniture for every room of the home. The La-Z-Boy Upholstery Group companies are Bauhaus, England, La-Z-Boy and La-Z-Boy, U.K. The La-Z-Boy Casegoods Group companies are American Drew, Hammary, Kincaid and Lea.
The corporation’s proprietary distribution network is dedicated exclusively to selling La-Z-Boy Incorporated products and brands, and includes 336 stand-alone La-Z-Boy Furniture Galleries® stores and 281 La-Z-Boy In-Store Galleries, in addition to in-store gallery programs at the company’s Kincaid, England and Lea operating units. According to industry trade publication In Furniture, the La-Z-Boy Furniture Galleries retail network is North America’s largest single-brand furniture retailer. Additional information is available at http://www.la-z-boy.com/.

LA-Z-BOY INCORPORATED
CONSOLIDATED STATEMENT OF OPERATIONS

	First Quarter Ended
				Percent of Sales
(Unaudited, amounts in thousands, except per			% Over
share data)	7/28/07	7/29/06	(Under)	7/28/07	7/29/06

Sales	$344,396	$393,923	-12.6%	100.0%	100.0%
Cost of sales
Cost of goods sold	259,143	296,008	-12.5%	75.2%	75.1%
Restructuring	2,561	—	N/M	0.7%	—

Total cost of sales	261,704	296,008	-11.6%	76.0%	75.1%
Gross profit	82,692	97,915	-15.5%	24.0%	24.9%
Selling, general and administrative	94,508	94,683	-0.2%	27.4%	24.0%
Restructuring	1,120	—	N/M	0.3%	—

Operating income (loss)	(12,936)	3,232	-500.2%	-3.8%	0.8%
Interest expense	2,097	2,526	-17.0%	0.6%	0.6%
Other income, net	1,448	270	436.3%	0.4%	0.1%

Income (loss) from continuing operations before income taxes	(13,585)	976	N/M	-3.9%	0.2%
Income tax benefit	(5,043)	(116)	N/M	37.1%*	-11.9%*

Income (loss) from continuing operations	(8,542)	1,092	-882.2%	-2.5%	0.3%
Income (loss) from discontinued operations (net of tax)	(152)	1,203	-112.6%	—%	0.3%

Net income (loss)	$(8,694)	$2,295	-478.8%	-2.5%	0.6%

Basic average shares	51,380	51,787
Basic income (loss) from continuing operations per share	$(0.17)	$0.02
Discontinued operations per share (net of tax)	—	0.02

Basic net income (loss) per share	$(0.17)	$0.04

Diluted average shares	51,380	51,971

Diluted income (loss) from continuing operations per share	$(0.17)	$0.02
Discontinued operations per share (net of tax)	—	0.02

Diluted net income (loss) per share	$(0.17)	$0.04

Dividends paid per share	$0.12	$0.12
*As a percent of pretax income, not sales.
N/M = not meaningful

LA-Z-BOY INCORPORATED
CONSOLIDATED BALANCE SHEET

			Increase/(Decrease)
(Unaudited, amounts in thousands)	7/28/07	7/29/06	Dollars	Percent	4/28/07

Current assets
Cash and equivalents	$23,786	$28,393	$(4,607)	-16.2%	$51,721
Receivables, net	207,142	230,385	(23,243)	-10.1%	230,399
Inventories, net	202,763	238,758	(35,995)	-15.1%	197,790
Deferred income taxes—current	13,857	14,491	(634)	-4.4%	17,283
Assets of discontinued operations	22,613	—	22,613	N/M	24,278
Other current assets	22,732	26,928	(4,196)	-15.6%	19,327

Total current assets	492,893	538,955	(46,062)	-8.5%	540,798
Property, plant and equipment, net	181,590	208,343	(26,753)	-12.8%	183,218
Deferred income taxes—long term	21,417	1,893	19,524	N/M	15,380
Goodwill	55,659	62,236	(6,577)	-10.6%	55,659
Trade names	9,006	18,794	(9,788)	-52.1%	9,472
Other long-term assets	74,830	79,958	(5,128)	-6.4%	74,164

Total assets	$835,395	$910,179	$(74,784)	-8.2%	$878,691

Current liabilities
Current portion of long-term debt	$37,910	$2,974	$34,936	N/M	$37,688
Accounts payable	52,515	74,368	(21,853)	-29.4%	68,089
Liabilities of discontinued operations	4,005	—	4,005	N/M	3,843
Accrued expenses and other current liabilities	97,445	116,686	(19,241)	-16.5%	118,590

Total current liabilities	191,875	194,028	(2,153)	-1.1%	228,210
Long-term debt	111,238	158,110	(46,872)	-29.6%	111,714
Income taxes payable — long term	8,091	—	8,091	N/M	—
Other long-term liabilities	55,284	53,590	1,694	3.2%	53,419
Contingencies and commitments	—	—	—		—
Shareholders’ equity
Common shares, $1 par value	51,380	51,578	(198)	-0.4%	51,377
Capital in excess of par value	205,603	208,128	(2,525)	-1.2%	208,283
Retained earnings	210,009	240,545	(30,536)	-12.7%	223,896
Accumulated other comprehensive income	1,915	4,200	(2,285)	-54.4%	1,792

Total shareholders’ equity	468,907	504,451	(35,544)	-7.0%	485,348

Total liabilities and shareholders’ equity	$835,395	$910,179	$(74,784)	-8.2%	$878,691

LA-Z-BOY INCORPORATED
CONSOLIDATED STATEMENT OF CASH FLOWS

	First Quarter Ended
(Unaudited, amounts in thousands)	7/28/07	7/29/06

Cash flows from operating activities
Net income (loss)	$(8,694)	$2,295
Adjustments to reconcile net income (loss) to cash used for operating activities
Gain on sale of discontinued operations (net of tax)	—	(1,280)
Restructuring	3,681	—
Change in allowance for doubtful accounts	1,229	275
Depreciation and amortization	6,220	7,080
Stock-based compensation expense	861	871
Change in receivables	23,482	22,172
Change in inventories	(6,071)	(17,990)
Change in payables	(15,414)	(7,319)
Change in other assets and liabilities	(23,246)	(6,947)
Change in deferred taxes	(1,475)	(3,656)

Total adjustments	(10,733)	(6,794)

Net cash used for operating activities	(19,427)	(4,499)

Cash flows from investing activities
Proceeds from disposals of assets	6,415	21,329
Proceeds from sale of discontinued operations	—	29,982
Capital expenditures	(9,629)	(9,243)
Purchases of investments	(6,622)	(5,632)
Proceeds from sales of investments	6,792	5,697
Change in other long-term assets	20	505

Net cash provided by (used for) investing activities	(3,024)	42,638

Cash flows from financing activities
Proceeds from debt	646	22,399
Payments on debt	(900)	(47,414)
Stock issued for stock and employee benefit plans	(22)	1,108
Repurchases of common stock	—	(3,686)
Dividends paid	(6,209)	(6,249)

Net cash used for financing activities	(6,485)	(33,842)

Effect of exchange rate changes on cash and equivalents	1,001	7

Change in cash and equivalents	(27,935)	4,304
Cash and equivalents at beginning of period	51,721	24,089

Cash and equivalents at end of period	$23,786	$28,393

Cash paid (net of refunds) during period — income taxes	$3,135	$208
Cash paid during period — interest	$1,910	$2,912

LA-Z-BOY INCORPORATED
Segment Information
(Unaudited, amounts in thousands)

	First Quarter Ended
	7/28/07	7/29/06
(Unaudited amounts in thousands)	(13 weeks)	(13 weeks)

Sales
Upholstery Group	$254,757	$295,397
Casegoods Group	53,574	61,026
Retail Group	45,231	52,204
VIEs/Eliminations	(9,166)	(14,704)

Consolidated	$344,396	$393,923

Operating income (loss)
Upholstery Group	$8,867	$17,625
Casegoods Group	2,600	3,242
Retail Group	(10,074)	(7,715)
Corporate and Other*	(10,648)	(9,920)
Restructuring	(3,681)	—

	$(12,936)	$3,232

*Variable Interest Entities (“VIEs”) are included in corporate and other.